

Mail Stop 4720

April 20, 2016

Via E-mail
Dale Gibbons
Chief Financial Officer
Western Alliance Bancorporation
One E. Washington Street, Suite 1400
Phoenix, Arizona 85004

>   Re: **Western Alliance Bancorporation**
>   **Form 10-K for Fiscal Year Ended December 31, 2015**
>   **Filed February 16, 2016**
>   **File No. 001-32550**

Dear Mr. Gibbons:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. Where we have specifically requested a draft of your proposed disclosures in future filings, please ensure that it clearly identifies new, revised or deleted disclosures, as appropriate. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2015

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Non-GAAP Financial Measures, page 33

1.   Please tell us how you determined that the provision for credit losses is not considered a part of your core operations. Refer to Item 10(e)(ii)(B) of Regulation S-K.

Notes to Consolidated Financial Statements

Note 17. Fair Value Accounting, page 139

2.   Please tell us, and revise future filings, to include the disclosure requirements of ASC 820-10-50-2.bbb, specifically quantitative information about the significant unobservable inputs used in the fair value measurement for fair value measurements categorized within Level 3 of the fair value hierarchy for impaired loans and other real estate owned. Refer to ASC 820-10-55-103 for a proposed template for disclosing this information in future filings.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Marc Thomas at (202) 551-3452 or me at (202) 551-3321 if you have any other questions.

Sincerely,

/s/ David Irving

David Irving
Staff Accountant